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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

10027864

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26042

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: BTMU Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO. 10151

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Huntington Avenue (Suite 400)
(No. and Street)

Boston (City) Massachusetts (State) 02199 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Cederlund (617) 573-9000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

200 Berkeley Street (Address) Boston (City) Massachusetts (State) 02116 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

FEB 26 2010

Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

JD
3/9/2010

AFFIRMATION

I, David Cederlund, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BTMU Financial Services, Inc., ("BTMUFS"), a wholly owned subsidiary of the Bank of Tokyo-Mitsubishi UFJ Trust Company, for the year ended December 31, 2009, are true and correct. I further affirm that neither BTMUFS nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

2/23/2010
Date

President
Title

Notary Public

THOMAS E. SCRIBNER
Notary Public
Commonwealth of Massachusetts
My Commission Expires

BTMU FINANCIAL SERVICES, INC.
(Formerly, BTM Financial Services, Inc.)
(SEC I.D. No. 8-26042)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

BTMU FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
BTMU Financial Services, Inc.
Boston, Massachusetts

We have audited the accompanying statements of financial condition of BTMU Financial Services, Inc. (the "Company"), a wholly owned subsidiary of the Bank of Tokyo-Mitsubishi UFJ Trust Company, as of December 31, 2009, and the related statements of operations, cash flows, and changes in shareholder's equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of BTMU Financial Services, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 23, 2010

BTMU FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 720,597
Advances to affiliate	12,417,526
Other assets	1,579
Total Assets	$ 13,139,702

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accrued expenses	$ 45,001
Accounts payable	630
Total Liabilities	45,631
Shareholder's Equity:	
Common stock $1 par value; 250,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	8,182,798
Retained earnings	4,910,273
Total Shareholder's Equity	13,094,071
Total Liabilities and Shareholder's Equity	$ 13,139,702

See notes to financial statements.

BTMU FINANCIAL SERVICES, INC.

STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009

Revenues:	
Placement and structuring fees	$1,752,133
Interest income	64,485
	1,816,618
Expenses:	
Management fees to affiliate	1,752,133
Franchise taxes	34,031
Association dues	4,576
Other	58,895
	1,849,635
Loss before income taxes	(33,017)
Income tax provision (benefit)	(7,280)
Net loss	$ (25,737)

See notes to financial statements.

BTMU FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (25,737)
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease (increase) in fees receivable	400,813
(Decrease) increase in management fees payable to affiliate	(400,813)
Increase in other assets	(1,579)
Increase in accounts payable	630
Decrease in income taxes payable	(32,836)
Net cash used in operating activities	(59,522)
CASH FLOWS FROM INVESTING ACTIVITIES— Net increase in advances receivable from affiliate	(1,695,848)
NET DECREASE IN CASH AND CASH EQUIVALENTS—	(1,755,370)
CASH AND CASH EQUIVALENTS—Beginning of year	$2,475,967
CASH AND CASH EQUIVALENTS—End of year	$ 720,597
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION—Income taxes paid	$ 26,077

See notes to financial statements.

BTMU FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
AS OF DECEMBER 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2008	1,000	8,182,798	4,936,010	13,119,808
Net loss			(25,737)	(25,737)
Balance, December 31, 2009	$ 1,000	$ 8,182,798	$ 4,910,273	$ 13,094,071

See notes to financial statements.

1. ORGANIZATION AND NATURE OF OPERATIONS

BTMU Financial Services, Inc. ("BTMUFS" or the "Company") is a subsidiary of the Bank of Tokyo-Mitsubishi UFJ Trust Company (the "Parent Company"), which in turn is a subsidiary of Bank of Tokyo-Mitsubishi UFJ, Ltd.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company is engaged primarily in debt and equity lease placement and syndication activities and provides related consulting services to third-party investors in the areas of transaction structuring, credit analysis and project financing. The Parent Company or an affiliate company may participate on a debt or equity basis in these lease transactions.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Placement fees are recognized as income in the period in which services are rendered. Structuring fees, which are contingent upon the successful completion of a placement transaction, are recognized in the period in which the related placement transaction is closed.

Cash and Cash Equivalents - The Company has defined cash and cash equivalents in the statements of cash flows as cash and short-term investments with original maturities of less than three months.

Income Taxes - The Company's results of operations are included in the Parent Company consolidated federal and state returns. Pursuant to a tax sharing agreement, the Company computes its income taxes on a separate company basis. The accrued federal income taxes in the accompanying statements of financial condition includes taxes reimbursable to or from the Parent Company. The Company believes the method for allocating income tax expense, pursuant to their tax sharing agreement, is systematic, rational, and consistent with the broad principles of the accounting for income taxes. Deferred taxes are determined based on the estimated future tax effects of the difference between the financial statements and the tax basis of assets and liabilities, given the provision of the enacted tax laws.

The Company's policy is to recognize interest and penalties related to unrecognized tax benefits with income tax expense in the statements of income and accrued interest and penalties within liabilities in the statements of financial condition.

Recent Accounting Developments –

In May 2009, the Financial Accounting Standards Board (FASB) issued the accounting guidance for subsequent events, which requires entities to disclose certain events that occur after the balance sheet date but before the financial statements are issued. In addition the accounting guidance requires entities to disclose the date through which the entity evaluated subsequent events and the basis for such date. We

have evaluated subsequent events up to February 15, 2010, which is the date that these financial statements were issued.

The FASB has issued "The Hierarchy of Generally Accepted Accounting Principles" which identifies the sources of accounting principles and provides a GAAP hierarchy for selecting the principles to be used in the preparation of financial statements that are presented in conformity with U.S. GAAP. The standard is effective for financial statements issued after September 15, 2009.

3. TRANSACTIONS WITH AFFILIATES

Management fees are assessed by BTMU Capital Corporation ("BTMUCC"), an affiliate of the Company, in consideration for administrative and professional services provided and for reimbursement of operating costs incurred by BTMUCC. They are assessed in an amount of 100% of the placement and structuring fee income earned by the Company.

Advances to an affiliate at December 31, 2009 of $12,417,526 consist of amounts due on demand from an affiliate of the Company with interest received monthly. Interest income on the advances to the affiliate company are computed at a daily LIBOR credit adjusted rate (0.50% at December 31, 2009) amounting to $64,485 for the year ended December 31, 2009.

4. INCOME TAXES

The Company provides for federal and state income taxes as if it were a stand-alone company for federal and state income tax reporting purposes. The Company files a consolidated federal income tax return with its Parent Company and a combined state return with other members of its affiliated group. At December 31, 2009, there were no deferred federal or state tax benefits and the Company had a $501 tax receivable due from Parent Company at December 31, 2009. The income tax provision (benefit) is summarized below:

	Year Ended December 31, 2009
Current provision (benefit):	
Federal	$ (11,557)
State	4,277
Income tax provision (benefit)	$ (7,280)

The federal statutory rate is reconciled to the effective income tax rate as follows:

Statutory federal income tax rate	35.0 %
State income taxes, net of federal tax benefit	(13.0)
Total income tax benefit	22.0 %

The Parent Company and its subsidiaries file income tax returns in various jurisdictions. For federal purposes, the audit for tax years 1994 through 2007 was completed in 2009. For Massachusetts, tax years 2006 through 2009 are open for examination.

The Parent Company also adopted the unitary filing method in Massachusetts effective January 1, 2009, which requires the Company to file a unitary return in Massachusetts with its unitary affiliates. During 2009 Massachusetts issued final regulations that redefined the make-up of the unitary filing group.

There were no uncertain tax positions as of or during the year ended December 31, 2009.

5. NET CAPITAL REQUIREMENTS AND RESERVE REQUIREMENTS

The Company is registered as a broker-dealer with the SEC and is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2009, the Company's net capital and minimum required net capital were $674,966 and $5,000, respectively, and its ratio of aggregate indebtedness to net capital was approximately .07 to 1.

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to section K(2)(i) of that rule.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximate estimated fair value.

* * * * * *

SUPPLEMENTAL SCHEDULES

BTMU FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2009

TOTAL OWNERSHIP EQUITY	$ 13,094,071
NONALLOWABLE ASSETS:	
Advances to affiliate	(12,417,526)
Other assets	(1,579)
Total nonallowable assets	(12,419,105)
NET CAPITAL	674,966
MINIMUM NET CAPITAL REQUIRED (the greater of 6-2/3% of total aggregate indebtedness or $5,000)	5,000
EXCESS NET CAPITAL	$ 669,966
Computation of Aggregate Indebtedness	
Total aggregate indebtedness from statement of financial condition	$ 45,631
Ratio of aggregate indebtedness to net capital	.07 to 1

There are no differences between the amounts presented above and the amounts included in the Company's FOCUS Report filed on January 26, 2010.

BTMU FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2009 AND 2008

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to section K(2)(i) of that rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors and Shareholder of
BTMU Financial Services, Inc.
Boston, Massachusetts

In planning and performing our audit of the consolidated financial statements of BTMU Financial Services, Inc., (the "Company"), a wholly owned subsidiary of the Bank of Tokyo-Mitsubishi UFJ Trust Company, as of and for the year ended December 31, 2009 (on which we issued our report dated February 23, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 23, 2010